                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                                  eSpeed, Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   296643 10 9
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

-------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

--------------------------                                ----------------------
CUSIP NO.  296643 10 9                13G                       Page 2 of 13
--------------------------                                ----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Cantor Fitzgerald Securities
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                            0 shares of Class A Common Stock
 NUMBER OF SHARES   ------------------------------------------------------------
   BENEFICIALLY         6   SHARED VOTING POWER
  OWNED BY EACH
 REPORTING PERSON           20,035,133 shares of Class A Common Stock
      WITH          ------------------------------------------------------------
                        7   SOLE DISPOSITIVE POWER

                            0 shares of Class A Common Stock
                    ------------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            20,035,133 shares of Class A Common Stock
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       20,035,133 shares of Class A Common Stock
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [ ]
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       39.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
CUSIP NO.  296643 10 9                13G                       Page 3 of 13
--------------------------                                ----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON

       Cantor Fitzgerald, L.P.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                          5   SOLE VOTING POWER

                              0 shares of Class A Common Stock
 NUMBER OF SHARES     ----------------------------------------------------------
   BENEFICIALLY           6   SHARED VOTING POWER
   OWNED BY EACH
 REPORTING PERSON             22,676,603 shares of Class A Common Stock
       WITH           ----------------------------------------------------------
                          7   SOLE DISPOSITIVE POWER

                              0 shares of Class A Common Stock
                      ----------------------------------------------------------
                          8   SHARED DISPOSITIVE POWER

                              22,676,603 shares of Class A Common Stock
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,676,603 shares of Class A Common Stock
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [ ]
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       42.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
CUSIP NO.  296643 10 9                13G                       Page 4 of 13
--------------------------                                ----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON

       CF Group Management, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                           5   SOLE VOTING POWER

                               0 shares of Class A Common Stock
                        --------------------------------------------------------
 NUMBER OF SHARES          6   SHARED VOTING POWER
   BENEFICIALLY
   OWNED BY EACH               23,064,072 shares of Class A Common Stock
 REPORTING PERSON       --------------------------------------------------------
       WITH                7   SOLE DISPOSITIVE POWER

                               0 shares of Class A Common Stock
                        --------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

                               23,064,072 shares of Class A Common Stock
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,064,072 shares of Class A Common Stock
--------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       43.2%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
CUSIP NO.  296643 10 9                13G                       Page 5 of 13
--------------------------                                ----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON

       Howard W. Lutnick
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
                            5   SOLE VOTING POWER

                                6,805,151 shares of Class A Common Stock
                       ---------------------------------------------------------
 NUMBER OF SHARES           6   SHARED VOTING POWER
   BENEFICIALLY
   OWNED BY EACH                23,239,661 shares of Class A Common Stock
 REPORTING PERSON      ---------------------------------------------------------
       WITH                 7   SOLE DISPOSITIVE POWER

                                6,805,151 shares of Class A Common Stock
                       ---------------------------------------------------------
                            8   SHARED DISPOSITIVE POWER

                                23,239,661 shares of Class A Common Stock
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       30,044,812 shares of Class A Common Stock
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [ ]
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       50.8%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
CUSIP NO.  296643 10 9                13G                       Page 6 of 13
--------------------------                                ----------------------

ITEM 1.   (a)    NAME OF ISSUER:

                 eSpeed, Inc. (the "Issuer")

          (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 135 East 57th Street
                 New York, New York 10022

ITEM 2.   (a)    NAME OF PERSON FILING:

                 This statement is being filed pursuant to a Joint Filing
                 Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Cantor Fitzgerald Securities ("CFS"), (ii)
                 Cantor Fitzgerald, L.P. ("CFLP"), the managing partner of CFS,
                 (iii) CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP, and (iv) Howard W. Lutnick, the sole
                 shareholder of CFGM (sometimes collectively referred to as the
                 "Reporting Persons").

          (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 The information required by this Item is set forth in
                 Appendix 1 attached hereto.

          (c)    CITIZENSHIP:

                 The information required by this Item is set forth in
                 Appendix 1 attached hereto.

          (d)    TITLE OF CLASS OF SECURITIES:

                 Class A Common Stock, par value $.01 per share.

          (e)    CUSIP NUMBER:

                 296643 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS:

          (a)    [ ]   Broker or dealer registered under Section 15 of the
                       Exchange Act;

          (b)    [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c)    [ ]   Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act;

          (d)    [ ]   Investment company registered under Section 8 of the
                       Investment Company Act;

          (e)    [ ]   An investment adviser in accordance with Rule 13-d-1(b)
                       (1)(ii)(E);

--------------------------                                ----------------------
CUSIP NO.  296643 10 9                13G                       Page 7 of 13
--------------------------                                ----------------------

          (f)    [ ]   An Employee benefit plan or endowment fund in accordance
                       with Rule 13-d-1(b)(1)(ii)(F);

          (g)    [ ]   A parent holding company or control person in accordance
                       with Rule 13-d-1(b)(1)(ii)(G);

          (h)    [ ]   A Savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

          (i)    [ ]   A church plan that is excluded from the definition of an
                       investment company under Section 3(c)(14) of the
                       Investment Company Act;

          (j)    [ ]   Group, in accordance with Rule 13-d-1(b)(1)(ii)(J)

          Not applicable.

ITEM 4.   OWNERSHIP.

The following information is provided as of December 31, 2004:

     CFS owns of record an aggregate of 537,333 shares of Class A Common Stock of the Issuer and 19,497,800 shares of Class B Common Stock of the Issuer. Each
Share of Class B Common Stock is convertible at any time into one share of Class
A Common Stock. The rights of holders of shares of Class A and Class B Common
Stock are substantially identical, except that holders of Class B Common Stock are entitled to 10 votes per share, while holders of Class A Common Stock are entitled to one vote per share on all matters to be voted on by stockholders in general. Class A Common Stock and Class B Common Stock are hereinafter collectively called "Common Stock." Since CFLP is the managing partner of CFS,
CFGM is the managing general partner of CFLP and Howard W. Lutnick is the sole shareholder of CFGM, CFS shares voting and dispositive power over these shares with CFLP, CFGM and Mr. Lutnick.

     CFLP owns of record 2,641,470 shares of Common Stock. CFLP shares voting and dispositive power over these shares with CFGM, its managing general partner, and with Mr. Lutnick, the sole shareholder of CFGM. CFLP also shares voting and dispositive power over the 20,035,133 shares of Common Stock owned of record by
CFS by virtue of being the managing partner of CFS.

     CFGM owns of record 387,469 shares of Common Stock. CFGM shares voting and dispositive power over these shares with Howard Lutnick, the sole shareholder of
CFGM. In addition, CFGM has shared voting and dispositive power with respect to an aggregate of 22,676,603 shares of Common Stock owned of record by CFLP and
CFS by virtue of being the managing general partner of CFLP.

     Howard W. Lutnick has sole voting and dispositive power with respect to (i)
955,973 shares of Common Stock owned of record by him, (ii) 5,843,750 shares of
Common Stock subject to options currently exercisable or exercisable within 60 days of December 31, 2004, and (iii) 5,428 shares of Common Stock held in Mr.
Lutnick's 401(k) account. Mr. Lutnick has shared voting and dispositive power with respect to 175,589 shares of Common Stock held for the benefit of Mr.
Lutnick's descendants by The Lutnick 1999 Descendants Trust, of which Mr.
Lutnick's wife and one other person are co-trustees who must act together. Mr.
Lutnick has limited powers to remove and replace the trustees of this trust. Mr.
Lutnick also has shared voting and dispositive power with respect to an aggregate of 23,064,072 shares of Common Stock owned of record by CFGM, CFLP and
CFS by virtue of being the sole shareholder of CFGM.

The following sets forth in tabular format the share ownership of the Reporting
Persons:

--------------------------                                ----------------------
CUSIP NO.  296643 10 9                13G                       Page 8 of 13
--------------------------                                ----------------------

     (a)  Amount Beneficially Owned:

     (i)       Cantor Fitzgerald Securities is the beneficial owner of
               20,035,133 shares of Class A Common Stock.

     (ii)      Cantor Fitzgerald, L.P. is the beneficial owner of 22,676,603 shares of Class A Common Stock.

     (iii)     CF Group Management, Inc. is the beneficial owner of 23,064,072 shares of Class A Common Stock.

     (iv)      Howard W. Lutnick is the beneficial owner of 30,044,812 shares of
               Class A Common Stock.

     (b)  Percent of Class:

               39.5% for CFS;
               42.5% for CFLP;
               43.2% for CFGM; and
               50.8% for Howard W. Lutnick.

     (c)  Number of shares as to which such person has:

     (i)       sole power to vote or to direct the vote:

               0 shares for CFS;
               0 shares for CFLP;
               0 shares for CFGM; and
               6,805,151 shares for Howard W. Lutnick.

     (ii)      shared power to vote or to direct the vote:

               20,035,133 shares for CFS;
               22,676,603 shares for CFLP;
               23,064,072 shares for CFGM; and
               23,239,661 shares for Howard W. Lutnick.

     (iii)     sole power to dispose or to direct the disposition of:

               0 shares for CFS;
               0 shares for CFLP;
               0 shares for CFGM; and
               6,805,151 shares for Howard W. Lutnick.

     (iv)      shared power to dispose or to direct the disposition of:

               20,035,133 shares for CFS;
               22,676,603 shares for CFLP;
               23,064,072 shares for CFGM; and
               23,239,661 shares for Howard W. Lutnick.

--------------------------                                ----------------------
CUSIP NO.  296643 10 9                13G                       Page 9 of 13
--------------------------                                ----------------------

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following |_|.

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by CFS, CFLP and CFGM. With respect to Howard W. Lutnick, 175,589 shares of Class A Common Stock are held for the benefit of Mr. Lutnick's descendants by
The Lutnick 1999 Descendants Trust, of which Mr. Lutnick's wife and one other person are co-trustees who must act together. Mr. Lutnick has limited powers to remove and replace the trustees of this trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         Not applicable.

             [The remainder of this page intentionally left blank.]

--------------------------                                ----------------------
CUSIP NO.  296643 10 9                13G                       Page 10 of 13
--------------------------                                ----------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2005

                                              Cantor Fitzgerald Securities

                                              By: /s/  Howard W. Lutnick
                                                  ------------------------------
                                                  Name:    Howard W. Lutnick
                                                  Title:   President

                                              Cantor Fitzgerald, L.P.

                                              By: /s/  Howard W. Lutnick
                                                  ------------------------------
                                                  Name:    Howard W. Lutnick
                                                  Title:   Chairman

                                              CF Group Management, Inc.

                                              By: /s/  Howard W. Lutnick
                                                  ------------------------------
                                                  Name:    Howard W. Lutnick
                                                  Title:   President

                                                  /s/  Howard W. Lutnick
                                                  ------------------------------
                                                  Howard W. Lutnick

--------------------------                                ----------------------
CUSIP NO.  296643 10 9                13G                       Page 11 of 13
--------------------------                                ----------------------

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT, dated as of the 11th day of February, 2005, among
Cantor Fitzgerald Securities, Cantor Fitzgerald, L.P., CF Group Management, Inc.
and Howard W. Lutnick (collectively, the "Joint Filers").

     WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of
1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.   Schedule 13G with respect to the Class A Common Stock, par value $.01 per share, of eSpeed, Inc. (to which this Joint Filing Agreement is an exhibit)
     is filed on behalf of each of the Joint Filers.

2.   Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein contained.

3.   Each of the Joint Filers is responsible for the timely filing of Schedule
     13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

                                               Cantor Fitzgerald Securities

                                               By: /s/  Howard W. Lutnick
                                                   -----------------------------
                                                   Name:    Howard W. Lutnick
                                                   Title:   President

                                               Cantor Fitzgerald, L.P.

                                               By: /s/  Howard W. Lutnick
                                                   -----------------------------
                                                   Name:    Howard W. Lutnick
                                                   Title:   Chairman

                                               CF Group Management, Inc.

                                               By: /s/  Howard W. Lutnick
                                                   -----------------------------
                                                   Name:    Howard W. Lutnick
                                                   Title:   President

--------------------------                                ----------------------
CUSIP NO.  296643 10 9                13G                       Page 12 of 13
--------------------------                                ----------------------

                                                   /s/  Howard W. Lutnick
                                                   -----------------------------
                                                   Howard W. Lutnick

             [The remainder of this page intentionally left blank.]

--------------------------                                ----------------------
CUSIP NO.  296643 10 9                13G                       Page 13 of 13
--------------------------                                ----------------------

                                                                      Appendix 1

Address, principal business office address and place of organization of each reporting person required by Items 2(a), (b) and (c).

                                      PRINCIPAL BUSINESS
NAME OF PERSON FILING                 OFFICE ADDRESS                      PLACE OF ORGANIZATION

Cantor Fitzgerald Securities          135 E. 57th Street                  New York general partnership
                                      New York, NY  10022

Cantor Fitzgerald, L.P.               135 E. 57th Street                  Delaware limited partnership
                                      New York, NY  10022

CF Group Management, Inc.             135 E. 57th Street                  New York corporation
                                      New York, NY  10022

Howard W. Lutnick                     c/o Cantor Fitzgerald, L.P.         United States citizen
                                      135 E. 57th Street
                                      New York, NY  10022